Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

N-2

Unlimited Unicorn Opportunities Fund I

Table 1: Newly Registered and Carry Forward Securities

Line Item Type	Security Type	Security Class Title	Notes	Fee Calculation Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee

Newly Registered Securities
Fees to be Paid	Equity	Shares of Beneficial Interest (Common Shares)	(1)	457(o)		$	$0.00	0.0001381	$0.00

Total Offering Amounts:							$0.00		0.00
Total Fees Previously Paid:
Total Fee Offsets:									0.00
Net Fee Due:									$0.00

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Offering Note(s)

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o). The aggregate maximum offering price of all securities issued pursuant to this registration statement will not exceed $[ ].